Exhibit 99.1

ELBIT VISION SYSTEMS LTD.

NOTICE OF

ANNUAL GENERAL MEETING

AND

PROXY STATEMENT

July 31, 2017

ELBIT VISION SYSTEMS LTD.

NOTICE OF
ANNUAL GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS
July 31, 2017

Notice is hereby given that an Annual General Meeting of the Shareholders (the “Meeting”) of Elbit Vision Systems Ltd. (the “Company”) will be held at the Company’s offices at 7 Bareket St, Industrial Park Caesarea, Israel, on July 31, 2017, at 2:00 P.M (local time), for the following purposes:

1.	To elect five (5) continuing directors for the coming year.

2.	To approve an increase in the engagement fee payable to Cyloes Ltd. for the provision of chief executive officer services by Mr. Sam Cohen.

3.	To approve an increase in the engagement fee payable to Yaron Financial Services Ltd. for the provision of chief financial officer services by Mr. Yaron Menashe.

4.
To approve the grant of options to each of the following members of our board of directors: Mr Josef Ran, Chairman of the Company’s Board of Directors, Mr. Yaky Yanay, and Mr. Natan Avisar, a member of the Company’s Board of Directors.

5.	To approve the participation of the Company in funding part of the settlement transaction between each of Cyloes Ltd., and Yaron Financial Services Ltd., and 2 former employees of Company.

6.
To approve (i) re-appointment of Brightman as the independent public accountants for the year ending December 31, 2017 and (ii) to authorize the Audit Committee to fix the remuneration of the Company’s independent public accountants in accordance with the volume and nature of their services.

7.	To present to the shareholders, the financial statements of the Company for the fiscal year ending December 31, 2016.

Shareholders of record at the close of business on July 3, 2017 will be entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors, Elbit Vision Systems Limited Date: June 26, 2017

PROXY STATEMENT
_________

ELBIT VISION SYSTEMS LTD.
Bareket 7, Industrial Park Caesarea
P.O.B 3047, Caesarea, Israel
________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 31, 2017

The enclosed proxy is being solicited by our Board of Directors (the “Board”) for use at our annual general meeting of shareholders (the “Meeting”) to be held at the Company’s offices at 7 Bareket St, Industrial Park Caesarea, Israel, on July 31, 2017 at 2:00 PM (local time) or at any adjournment thereof. The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of business on July 3, 2017. On the date hereof, we have outstanding and entitled to vote 9,393,301 of our ordinary shares, nominal value 10.00 New Israeli Shekel (“NIS”) each (the “Ordinary Shares”).

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about 30 days prior to the meeting. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposals or against the proposals or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Elbit Vision Systems Ltd., Bareket 7, Industrial Park Caesarea, P.O.B 3047, Caesarea, Israel.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, in personal or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to August 7, 2017, at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present in person or by proxy, shall constitute a quorum.

Each of the Proposals 1, 4 and 6 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting, in the aggregate, to a majority of the votes actually cast with respect to such proposal.

Each of Proposals 2, 3 and 5 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting, in the aggregate, a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, 1999 (the “Companies Law”) the approval of each of Proposals 2, 3 and 5 requires that either: (i) said majority include at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company. Abstentions shall not be taken into account.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with each of Proposals 2, 3 and 5 (please see the definition of the term “Personal Interest” under the description of Proposal 2). Please note that shareholders voting through proxy cards are required notify as whether they have a Personal Interest when voting. If any shareholder casting a vote in connection thereto does not notify us whether or not they have a Personal Interest with respect to each of Proposal 2, 3 and 5, they will be considered as having a Personal Interest in the proposal for which they have not notified us, and their vote with respect thereto will not be counted for the required majority for the approval of such proposal.

For details concerning the compensation granted to the Company’s five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2016, see the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 6, 2017.

PROPOSAL 1 OF THE MEETING

TO APPROVE ELECTION OF DIRECTORS

Our Board has designated the persons named below for election to serve until the next Annual General Meeting of our shareholders or until their respective successors are duly elected. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” the election of the directors listed below (as a group). If any of such directors is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election/re-election of such other nominee/director as the Board may propose. The following nominees have advised the Company that they will to serve as directors upon election.

The following provides certain relevant information concerning the directors, including their principal occupation during at least the past five years.

Director                  Age                       Principal Occupation

Josef Ran 69
has served as president and CEO of the Company from 1998 until 2000 after being VP of Elbit Systems for many years and managing several companies in the Elbit group. He was elected as a director on April 28, 2013, selected as Chairman of the Board of Directors on May 16, 2013 and re-elected for service as a director by our annual general meeting on May 2, 2016 for additional term until our next annual general meeting. Mr. Ran currently serves as a member of the advisory board of Plasan Sasa Ltd., a company specializing in the field of composite materials and survivability systems, and as the active Chairman of TorTech Nano Fibers Ltd., a subsidiary of Plasan Sasa, established for the developments and manufacture of an innovating material in the field of carbon nano-fiber. Mr. Ran also currently manages JRC (Ran) Ltd., a turn-around and investment banking company established by him. Since 2009 Mr. Ran has served as an active chairman of Palbam Ltd. (Stainless Steel) Quality Ltd., a company operating in the field of SS metal work and magnesium. Since 2001 Mr. Ran has served as a partner in Magna B.S.P. Ltd., a company specializing in sensitive 3D security cameras. From 2007 until 2011, Mr. Ran served as the active chairman of Cabiran (1991) Ltd., an aluminum “Lost Wax” method casting house, and from 2007 until 2009, Mr. Ran served as the active chairman of Bental Industries Ltd., a producer of power and motion components. From 2000 until 2007 Mr. Ran served as an active chairman of Plasan Sasa. From 2006 until 2014 Mr. Ran served as a Strategic Advisor to the Israeli Chief Scientist at the Ministry of Economy.

Sam Cohen 50
joined the company in 2003 and has served as our Chief Executive Officer and director since June 2010 and was re-elected for additional one-year terms since. On May 2, 2016, Mr. Cohen was re-elected for service as a director by our annual general meeting for additional term until our next annual general meeting. From June 2010 until March 2012, Sam Cohen was also chairman of our board of directors. In 1993 Mr. Cohen was a key figure in the establishment of our U.S. subsidiary where he served as Operations Manager, Technical Director, Regional Sales Manager and Senior Marketing Manager. Prior to joining the company, Mr. Cohen served as VP of Sales and Marketing at OptiTex, a company specializing in innovative 2D and 3D CAD/CAM fashion design software. Mr. Cohen has held R&D roles in several Israeli firms, including Play-Tech and Romtech. Mr. Cohen holds a B.A. in Business Administration from Southern Wesleyan University, USA.

Yaron Menashe 41
has served as our chief financial officer since December 2006. Mr. Menashe has served as a director of the company since June 2010 and was re-elected for additional one-year terms since. On May 2, 2016, Mr. Menashe was re-elected for service as a director by our annual general meeting for additional term until our next annual general meeting. Between the years 2000 and 2003, Mr. Menashe worked as a senior auditor at KPMG. Mr. Menashe holds a bachelor’s degree in economics and accounting from the Haifa University, Israel and is a Certified Public Accountant in Israel.

Yaky Yanay 47
was elected to our board of directors in July 2010 and was re-elected for additional one-year terms since. On May 2, 2016, Mr. Yanay was re-elected for service as a director by our annual general meeting for additional term until our next annual general meeting. From 1999 until 2002, Mr. Yanay worked as a manager at Ernst &Young Israel. From 2002 until 2006, Mr. Yanay served as our chief financial officer. From 2006 and until February 2014 and from March 2013 and until February 2014, Mr. Yanay served as the chief financial officer and Executive Vice President, respectively of Pluristem Therapeutics, Inc. (NasdaqCM: PSTI), a biotechnology company specializing in the research and development of cell therapy products for the treatment of various disorders (“Pluristem”). Since February 2014, Mr. Yanay serves as the President and Chief Operating Officer of Pluristem. Mr. Yanay holds a Bachelor of Business Administration and Accounting from the College of Management and he is a Certified Public Accountant in Israel.

Natan Avisar 52
was elected to our board of directors on May 1, 2014, by the members of our board of directors to fill a vacancy, and in accordance with the terms of the 2012 Private Placement Transaction. On May 2, 2016, Mr. Avisar was elected for service as a director by our annual general meeting until our next annual general meeting. Since 2012, Mr. Avisar has served as the chief executive officer of AGA Holdings, a private equity investment company specializing in real estate projects in Europe and the United States, and investments in international trading and manufacturing companies. From 2006 until 2012 Mr. Avisar served as the Executive Vice President of Operations of Divatex Home Fashions Inc., a major distributer of bed linen products in the United States. From 2003-2005, Mr. Avisar was a Senior Vice President, Finance and Operations, of Scitexvision America, a subsidiary of Scitex Ltd. Mr. Avisar has an LLB and BA in Accounting and Economics from the University of Tel Aviv, Israel.

Our articles of association specify that the number of directors will be at least two but not more than nine.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED to approve the election of Messrs. Josef Ran, Sam Cohen, Yaron Menashe, Yaky Yanay and Natan Avisar to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders or until their respective successors are duly elected. ”

The election of the above named directors requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

PROPOSAL 2 OF THE MEETING

TO APPROVE AN INCREASE IN THE ENGAGEMENT FEE PAYABLE TO CYLOES LTD. FOR
THE PROVISION OF CHIEF EXECUTIVE OFFICER SERVICES BY MR. SAM COHEN

On August 31, 2010, the Company’s shareholders approved a certain consulting agreement, between the Company and Cyloes Ltd. (“Cyloes”), an Israeli company controlled by Mr. Sam Cohen, who is also one of the Company’s controlling shareholders, and who has served as the Company’s Chief Executive Officer and member of Board of Directors since June 2010 (the “CEO Consulting Agreement”). Pursuant to the CEO Consulting Agreement, Cyloes was engaged as an independent contractor to provide chief executive officer services, which are provided by Mr. Sam Cohen. On January 17, 2012, the Company’s shareholders approved an amendment to the terms of the CEO Consulting Agreement (the “2012 Amended CEO Consulting Agreement”), pursuant to which, Cyloes is paid: (i) a monthly fee of NIS 62,500 plus Israeli Value Added Tax (cost of employer), (ii) reimbursement of reasonable expenses incurred in connection with the performance of the consulting services, and (iii) a car and mobile phone provided for the purpose of fulfilling the consulting services. On January 12, 2015, the Company’s shareholders re-approved the 2012 Amended CEO Consulting Agreement.

Under the Companies Law, the terms of service of the Company’s Chief Executive Officer member of Board of Directors, either directly or indirectly, and modifications to such terms of service, require the approval of the Compensation Committee, Board of Directors and shareholders of the Company by special majority (as set forth below), in such order.

Each of the Compensation Committee and the Board of Directors of the Company have approved an increase, subject to shareholder approval, of the engagement fee to Cyloes from NIS 62,500 plus Israeli Value Added Tax per month (approximately $17,360 plus Israeli Value Added Tax) (cost of employer) to NIS 70,000 plus Israeli Value Added Tax per month (approximately $19,450 plus Israeli Value Added Tax) (cost of employer), effective from July 1, 2017. Accordingly, the 2012 Amended CEO Consulting Agreement shall be amended such that Section 2.1(i) thereof shall be replaced in its entirety to read the following:

“The Company shall pay the Consultant a gross monthly sum (cost of employer) of NIS 70,000 (the “Consulting Fee”).”

The remaining terms of the 2012 Amended CEO Consulting Agreement will remain unchanged.

Under the Company’s Compensation Policy (the “Policy”), the Company may increase the fee to Cyloes periodically in accordance with market conditions and taking into account the other considerations described in the Policy. Additionally, the Policy states that an increase of up to 10% in the base compensation paid to any executive officer shall be considered to be in compliance with the Policy. Despite it not being in compliance with the Policy, each of the Compensation Committee and Board of Directors approved the proposed increase noting that the Company has significantly improved its financial position and has increased in size, both financially and operationally over recent years, while the last adjustment to the engagement fee paid to Cyloes for the provision of chief executive officer services by Mr. Cohen was in 2012 (through the 2012 Amended CEO Consulting Agreement), which was re-approved in 2015. It was also noted that Mr. Cohen’s professional experience, skills and knowledge of all aspects of the industry in which the Company operates, including technical know-how, operational expertise and market familiarity, make Mr. Cohen’s continued engagement essential to the continued success of the Company.  It is the view of the Compensation Committee and the Board of Directors that Mr. Cohen’s compensation should be competitive with the Company’s global peer companies, many of which are located in the US, where this proposed level of annual compensation is in line with the benchmark of such peer group companies. In light of the foregoing, the Compensation Committee and the Board of Directors approved an increase in the fee to Cyloes which is not in compliance with the Company’s Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the increase in the engagement fee payable to Cyloes Ltd. for the provision of chief executive officer services by Mr. Sam Cohen, from NIS 62,500 plus Israeli Value Added Tax per month (approximately $17,360 plus Israeli Value Added Tax) (cost of employer) to NIS 70,000 plus Israeli Value Added Tax per month (approximately $19,450 plus Israeli Value Added Tax) (cost of employer), effective from July 1, 2017, which increase is not in compliance with the Company’s Compensation Policy.”

Mr. Sam Cohen, the sole owner of Cyloes is the Company’s Chief Executive Officer, and is also deemed to be a controlling shareholder of the Company, as defined in the Companies Law. As a result of the foregoing and additionally due to the fact that the increase in the fee is not in compliance with the Company’s Policy, the approval of the increase in the engagement fee payable to Cyloes for the provision of chief executive officer services by Mr. Sam Cohen described above constitutes a transaction in which a controlling shareholder has a personal interest under the Companies Law, and consequently the approval of Proposal 2 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) said majority include more than half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 2 as a condition for his, her or its vote to be counted for the required majority with respect to this Proposal 2. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 2, his, her or its vote with respect to this Proposal 2 will be considered as having a Personal Interest in this Proposal 2, and his, her or its vote will not be counted for the required majority for the approval of this Proposal 2. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate. A shareholder will also be deemed to have a Personal Interest if it provides a proxy to another person who – in turn – has a Personal Interest.  If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Board of Directors, with the exception of Mr. Sam Cohen who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote “FOR” Proposal 2.

PROPOSAL 3 OF THE MEETING

TO APPROVE AN INCREASE IN THE ENGAGEMENT FEE PAYABLE TO YARON FINANCINAL
SERVICES LTD. FOR THE PROVISION OF CHIEF FINANCIAL OFFICER SERVICES BY MR.
YARON MENASHE

On August 31, 2010, the Company’s shareholders approved a certain consulting agreement, between the Company and Yaron Financial Services Ltd. (“YFS”), an Israeli company controlled by Mr. Yaron Menashe, who is also one of the Company’s controlling shareholders, and who has served as the Company’s Chief Financial Officer and member of Board of Directors since June 2010 (the “CFO Consulting Agreement”). Pursuant to the CFO Consulting Agreement, YFS was engaged as an independent contractor to provide chief financial officer services, which are provided by Mr. Yaron Menashe. On January 17, 2012, the Company’s shareholders approved an amendment to the terms of the CFO Consulting Agreement (the “2012 Amended CFO Consulting Agreement”), pursuant to which, YFS is paid: (i) a monthly fee of NIS 53,750 plus Israeli Value Added Tax (approximately $14,950 plus Israeli Value Added Tax) (cost of employer), (ii) reimbursement of reasonable expenses incurred in connection with the performance of the consulting services, and (iii) a car and mobile phone provided for the purpose of fulfilling the consulting services. On January 12, 2015, the Company’s shareholders re-approved the 2012 Amended CFO Consulting Agreement.

Under the Companies Law, the terms of service of the Company’s Chief Financial Officer and member of Board of Directors, either directly or indirectly, and modifications to such terms of service, require the approval of the Compensation Committee, Board of Directors and shareholders of the Company, in such order.

Each of the Compensation Committee and the Board of Directors of the Company have approved an increase, subject to shareholder approval, of the engagement fee to YFS, from NIS 53,750 plus Israeli Value Added Tax per month (approximately $14,950 plus Israeli Value Added Tax) (cost of employer) to NIS 70,000 plus Israeli Value Added Tax per month (approximately $19,450 plus Israeli Value Added Tax) (cost of employer), effective from July 1, 2017. Accordingly, the 2012 Amended CFO Consulting Agreement shall be amended such that Section 2.1(i) thereof shall be replaced in its entirety to read the following:

“The Company shall pay the Consultant a gross monthly sum (cost of employer) of NIS 70,000 (the “Consulting Fee”).”

The remaining terms of the 2012 Amended CFO Consulting Agreement will remain unchanged.

Under the Policy, the Company may increase the fee to YFS periodically in accordance with market conditions and taking into account the other considerations described in the Policy. Additionally, the Policy states that an increase of up to 10% in the base compensation paid to any executive officer shall be considered to be in compliance with the Policy. Despite it not being in compliance with the Policy, each of the Compensation Committee and Board of Directors approved the proposed increase noting that the Company has significantly improved its financial position and has increased in size, both financially and operationally over recent years, while the last adjustment to the engagement fee paid to YFS for the provision of chief financial officer services by Mr. Yaron Menashe was in 2012 (through the 2012 Amended CFO Consulting Agreement), which was re-approved in 2015. It was also noted that Mr. Menashe’s professional experience, skills and knowledge, as well as the fact that Mr. Menashe effectively acts also as the Company’s chief operation officer, with responsibility for the Company’s operations world-wide make Mr. Menashe’s continued engagement essential to the continued success of the Company.  It is the view of the Compensation Committee and the Board of Directors that Mr. Menashe’s compensation should be equated to that of the CEO, which would make it competitive with the Company’s global peer companies, many of which are located in the US, where this proposed level of annual compensation is in line with the benchmark of such peer group companies. In light of the foregoing, the Compensation Committee and the Board of Directors approved an increase in the fee to YFS which is not in compliance with the Company’s Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the increase in the engagement fee payable to YFS for the provision of chief financial officer services by Mr. Yaron Menashe, from NIS 53,750 plus Israeli Value Added Tax per month (approximately $14,950 plus Israeli Value Added Tax) (cost of employer) to NIS 70,000 plus Israeli Value Added Tax per month (approximately $19,450 plus Israeli Value Added Tax) (cost of employer), effective from July 1, 2017, which increase is not in compliance with the Company’s Compensation Policy.”

Mr. Yaron Menashe, the sole owner of YFS is deemed to be a controlling shareholder of the Company, as defined in the Companies Law. As a result of the foregoing and additionally due to the fact that the increase in the fee is not in compliance with the Company’s Policy, the approval of the increase in the engagement fee payable to YFS for the provision of chief financial officer services by Mr. Yaron Menashe described above constitutes a transaction in which a controlling shareholder has a personal interest under the Companies Law, and consequently the approval of Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) said majority include more than half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his, her or its vote to be counted for the required majority with respect to this Proposal 3. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 3, his, her or its vote with respect to this Proposal 3 will be considered as having a Personal Interest in this Proposal 3, and his, her or its vote will not be counted for the required majority for the approval of this Proposal 3. For the definition of “Personal Interest” see Proposal 2 above.

The Board of Directors, with the exception of Mr. Yaron Menashe who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote “FOR” Proposal 3.

PROPOSAL 4 OF THE MEETING

TO APPROVE THE GRANT OF OPTIONS TO EACH OF MESSRS. JOSEF RAN,
CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS, YAKY YANAY, A MEMBER
OF THE COMPANY’S BOARD OF DIRECTORS, AND NATAN AVISAR, A MEMBER OF
THE COMPANY’S BOARD OF DIRECTORS

The Compensation Committee recommended that, subject to their election as directors under Proposal 1 above, each of Messrs. Josef Ran, the Company’s Chairman of the Board of Directors, Yaky Yanay, member of the Company’s Board of Directors and Natan Avisar, member of the Company’s Board of Directors, be granted options to purchase 15,000 Ordinary Shares pursuant to the Elbit Vision Systems Global Share Incentive Plan (2016) and any appendices thereto (the “Plan”), which shall vest in equal portions each quarter for three years from the date of Board of Directors’ approval, for as long as each of Messrs. Ran, Yanay and Avisar continues to serve as a member of the Board of Directors of the Company, and shall be exercisable at an exercise price equal to the average closing price of the Company’s Ordinary Shares over a period of 30 days prior to the approval of this Proposal by the shareholders. The Board of Directors approved the recommendation of the Compensation Committee.

Furthermore, the Compensation Committee and Board of Directors determined that the grant of options to each of Messrs. Ran, Yanay and Avisar are compliant with the Company’s Compensation Policy which was re-approved by the Company shareholders at a special general meeting held on October 5, 2016, and that the grant of options and their terms are reasonable and appropriate, and are in the best interest of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the grant of 15,000 options to purchase the Company’s Ordinary Shares pursuant to the Plan to each of Messrs. Josef Ran, the Company’s Chairman of the Board of Directors, Yaky Yanay, member of the Company’s Board of Directors and Natan Avisar, member of the Company’s Board of Directors, which shall vest in equal portions each quarter for three years from the date of Board of Directors’ approval, for as long as each of Messrs. Ran, Yanay and Avisar continues to serve as a member of the Board of Directors of the Company, at an exercise price equal to the average closing price of the Company’s Ordinary Shares over a period of 30 days prior to the approval of this Proposal by the shareholders.”

The approval of the option grants to each of Messrs. Ran, Yanay and Avisar as detailed above requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors, with the exception of Messrs. Ran, Yanay and Avisar who express no recommendation as to the vote on the above proposal, recommends that the shareholders vote “FOR” the approval of the option grants to each of Messrs. Ran, Yanay and Avisar.

PROPOSAL 5 OF THE MEETING

TO APPROVE THE PARTICIPATION OF THE COMPANY IN FUNDING PART OF THE
SETTLEMENT TRANSACTION BETWEEN EACH OF MESSRS. SAM COHEN, THE COMPANY’S
CHIEF EXECUTIVE OFFICER AND MEMBER OF BOARD OF DIRECTORS AND YARON
MENASHE, THE COMPANY’S CHIEF FINANCIAL OFFICER AND MEMBER OF BOARD OF
DIRECTORS, AND 2 FORMER EMPLOYEES OF COMPANY

In 2012, two of the Company’s then senior programmers requested that the Company pay them substantial bonuses for their services. At the time, the Company was not profitable and was subject to tight financial restrictions resulting from its covenants to its banks. The covenants had been part of the facility agreements entered into by the Company as part of its restructuring program in 2010. As a result of the restrictions the Company was unable to provide the employees with the bonuses they requested. Because of the senior position of the two employees at the time, Mr. Sam Cohen and Mr. Yaron Menashe entered into agreements through Cyloes and YFS, respectively, with the two employees pursuant to which they personally undertook through Cyloes and YFS to pay the requested compensation as part of a settlement transaction with the employees (who are no longer employed by the Company). The aggregate value of the compensation paid to the two employees by Cyloes and YFS was NIS 1,582,984 (approximately $440,000).

In light of the Company’s continued growth in profitability over recent years, which has enabled the Company to repay the banks the sums owed under the facility agreement and terminate the financial covenants, Mr. Cohen and Mr. Menashe have asked the Company to reimburse them half of the aggregate amount paid to the employees, namely NIS 791,492 (approximately $220,000) and have agreed not to ask for any further reimbursement. Each of the Audit Committee and Board of Directors of the Company considered the request and determined that since (i) neither of the executive officers gained any personal benefit from the amounts paid to the two employees, (ii) the payment was made solely for the benefit of the Company, and (iii) noting that the executive officers were only requesting reimbursement of half of the amount paid, that it was in the Company’s benefit to recognize the loyalty to the Company shown by Mr. Cohen and Mr. Menashe and approve their request. The Audit Committee and Board of Directors of the Company further resolved to approve granting Cyloes and YFS a short-term bridge loan on an arm’s length basis in the amount of NIS 791,492. Should the shareholders approve the reimbursement of Cyloes and YFS, the loan will be converted into the approved reimbursement and be considered a company expense, which amount has been recorded as an expense in the Company’s audited financial statements for the year ended December 31, 2016, however, should the shareholder’s fail to approve the reimbursement, it shall bear interest at an annualized rate of twelve month LIBOR + 3.5% from the date of payment and be repayable up to 6 months following the date of the Meeting.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to pay to Cyloes Ltd., and Yaron Financial Services Ltd., an aggregate of NIS 791,492 (i.e. approximately $220,000 or approximately $110,000 each) as reimbursement of part of the settlement transaction between each of them and two former employees of Company.

Mr. Sam Cohen, the sole owner of Cyloes and Mr. Yaron Menashe, the sole owner of YFS, are deemed to be controlling shareholders of the Company, as defined in the Companies Law. As such, the approval of the participation of the Company in funding part of the settlement transaction between each of Messrs. Cohen and Menashe and 2 former employees of Company described above constitutes a transaction in which a controlling shareholder has a personal interest under the Companies Law, and consequently the approval of Proposal 5 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) said majority include more than half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 5 as a condition for his, her or its vote to be counted for the required majority with respect to this Proposal 5. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 5, his, her or its vote with respect to this Proposal 5 will be considered as having a Personal Interest in this Proposal 5, and his, her or its vote will not be counted for the required majority for the approval of this Proposal 5. For the definition of “Personal Interest” see Proposal 2 above.

The Board of Directors, with the exception of Mr. Sam Cohen and Mr. Yaron Menashe who express no recommendation as to the vote on the above proposal, recommends that the shareholders vote “FOR” Proposal 5.

PROPOSAL 6 OF THE MEETING

TO APPROVE (I) RE-APPOINTMENT OF BRIGHTMAN AS THE INDEPENDENT PUBLIC
ACCOUNTANTS FOR THE YEAR ENDING DECEMBER 31, 2017 AND (II) TO AUTHORIZE THE
AUDIT COMMITTEE TO FIX THE REMUNERATION OF THE COMPANY’S INDEPENDENT
PUBLIC ACCOUNTANTS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR
SERVICES.

The Company’s Audit Committee has nominated the accounting firm of Brightman Almagor, Zohar & Co., a member of Deloitte Touche Tohmatsu (“Brightman”), as the independent public accountants of the Company for the year ending December 31, 2017.

The shareholders of the Company are requested to adopt the following resolution:

 “RESOLVED, to (i) approve the appointment of Brightman as the independent public accountants for the year ending December 31, 2017, and (ii) to authorize the Company’s Audit Committee to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

The approval of the above resolution requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

RECEIPT OF THE COMPANY’S CONSOLIDATED BALANCE SHEET AS OF
 DECEMBER 31, 2016 AND THE CONSOLIDATED STATEMENT OF
 INCOME FOR THE YEAR THEN ENDED

The Board of Directors approved the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 (the “Annual Report”), including the Company’s 2016 audited consolidated financial statements (the “Financial Statements”) which may be viewed at the Company’s offices during normal business hours or as part of the Company’s Annual Report filed on the SEC website: www.sec.gov.

The Company’s financial officer and external accountant-auditor will attend the Meeting and present the Financial Statements. They will be available to respond to questions raised during the Meeting. In accordance with Section 60(b) of the Companies Law you are invited to discuss the Financial Statements, and questions regarding the Financial Statements may be addressed to the Company’s financial officer and independent public accountants.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

_____________________________

By Order of the Board of Directors

_____________________________

Date: June 26, 2017.